

December 9, 2009

Mail Stop 4631

<u>Via U.S. Mail and Facsimile @ (513) 983-2611</u>

Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

   Re: **The Procter & Gamble Company**
      Definitive Proxy Statement on Schedule 14A
      Filed on August 28, 2009
      File No. 001-00434

Dear Mr. Moeller:

   We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

STAR Annual Bonus, page 25

1. You disclose that the STAR targets are set by the compensation committee based on target bonuses for similar positions at Peer Group companies. Please confirm whether the increase in the STAR target for Mr. Lafley, Ms. Arnold and Mr. McDonald resulted solely because of your benchmarking analysis. Otherwise, in future filings please disclose the factors considered by the compensation committee (in addition to its market analysis), and how these factors influenced

the compensation committee's its decision to increase the STAR targets. Please show us in your supplemental response what your revisions will look like.

2. We note your tabular disclosure on page 26.

- In future filings, please explain how the compensation committee considers the various inputs disclosed in the "Business Unit Performance Factor Inputs" column for purposes of determining what the Business Unit Performance Factor is. For example, please explain how the committee arrived at the percentages reflected in the "Business Unit Performance Factor" column in the tabular presentation on top of page 28. In addition, please clarify the business units for which a named executive would be responsible for.

- We also note that not all of the performance targets in the "Relevant Results" column have been quantified. For example you refer to "Strong earnings growth" or "Solid contribution of the Finance & Accounting Corporate Function", however, you do not provide a qualitative or quantitative analysis as to what constitutes strong earnings growth or how solid contribution is measures. In future filings please provide adequate disclosure of these targets.

  Please show us in your supplemental response what the revisions will look like.

3. We note your disclosure starting in the middle of page 27. Please note that to the extent that the compensation committee's decisions regarding the amount of the STAR bonuses granted to Messrs. Lafley, McDonald and Moeller were based mostly upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, in future filings please ensure to disclose each named executive officer's personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. For example, stating that the compensation committee recognized "outstanding operating results" without quantifying them or disclosing how a named executive's performance contributed to the achievement of those results, is insufficient in helping the investors understand the compensation committee's decision making process. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Please show us in your supplemental response what your revisions will look like. Please also comply with this comment with respect to the determination of the Key Manager Stock Grants discussed on pages 28-29 and the Special Equity Awards discussed on page 32.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3746 if you have any questions regarding these comments.

Sincerely,

Pamela Long
Assistant Director